December 3, 2008

VIA FACSIMILE (202-772-9208) AND EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:      Gregory Dundas, Esq.
Staff Attorney
Division of Corporation Finance

Re:          Capital Bank Corporation
Registration Statement No. 333-155567
Request for Acceleration

Dear Mr. Dundas:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capital Bank Corporation (the “Registrant”) hereby requests that the Registrant’s Registration Statement on Form S-3 (File No. 333-155567), be declared effective on Tuesday, December 9, 2008, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 645-6312. Thank you in advance for your assistance.

Sincerely,

/s/ Nancy A. Snow
Nancy A. Snow
Vice President and Corporate Secretary

cc:           Mr. Jason L. Martinez, Esq.
Mr. B. Grant Yarber